Exhibit 3.1

TEXT OF AMENDED ARTICLE FIFTH

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

CHRISTOPHER & BANKS CORPORATION

FIFTH:  The business and affairs of the Corporation shall be managed by the Board of Directors, and election of directors need not be by written ballot unless and to the extent the By-Laws of the Corporation so provide.

Section 1.  Election of Directors.

The number of the directors of the Corporation shall be fixed from time to time by or pursuant to the By-Laws.  Commencing with the 2010 annual meeting of stockholders, directors shall be elected annually for terms of one year, and shall hold office until the next succeeding annual meeting.  Directors elected at the 2008 annual meeting of stockholders shall hold office until the 2011 annual meeting of stockholders; and directors elected at the 2009 annual meeting of stockholders shall hold office until the 2012 annual meeting of stockholders.  In all cases, directors shall hold office until their respective successors are elected by the stockholders and have qualified.

In the event that the holders of any class or series of stock of the Corporation having a preference as to dividends or upon liquidation of the Corporation shall be entitled, by a separate class vote, to elect directors as may be specified pursuant to Article Fourth, then the provisions of such class or series of stock with respect to their rights shall apply. The number of directors that may be elected by the holders of any such class or series of stock shall be in addition to the number fixed pursuant to the preceding paragraph of this Article Fifth.  Except as otherwise expressly provided pursuant to Article Fourth, the number of directors that may be so elected by the holders of any such class or series of stock shall be elected for terms expiring at the next annual meeting of stockholders, and vacancies among directors so elected by the separate class vote of any such class or series of stock shall be filled by the remaining directors elected by such class or series, or, if  there are no such remaining directors, by the holders of such class or series in the same manner in which such class or series initially elected a director.

If at any meeting for the election of directors, more than one class of stock, voting separately as classes, shall be entitled to elect one or more directors and there shall be a quorum of only one such class of stock, that class of stock shall be entitled to elect its quota of directors notwithstanding the absence of a quorum of the other class or classes of stock.

Section 2.  Newly Created Directorships and Vacancies.

Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors.  Any director elected in accordance with the preceding sentence shall hold office for the remainder of the one-year term during which such director was elected and until such director’s successor shall been elected and qualified.  No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.